April 3, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR

Re:	Advisers Investment Trust, (File Nos. 333-173080, 811-22538) Request for Withdrawal of Amendment to Registration Statement on Form N-1A; Accession Number: 0001193125-15-117534

Dear Sir/Madam,

Advisers Investment Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 37 to the Trust’s Registration Statement filed pursuant to Rule 485(b) on behalf of the River Canyon Total Return Bond Fund on Thursday, April 02, 2015 (accession number 0001193125-15-117534) (the “Filing”). The Trust has determined that the Filing was made in error as it incorrectly noted that the Filing was made “pursuant to paragraph (a)(2) of Rule 485B” on the Filing facing page. The Filing should have been made “pursuant to paragraph (b)” of Rule 485B. Therefore, it is in the best interests of the Trust and the public that the Filing be withdrawn. Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Filing be withdrawn.

The Trust notes that it has resubmitted the amendment to the Trust’s Registration Statement on behalf of the River Canyon Total Return Bond Fund with the correct Rule 485B reference noted on the facing page (accession number: 0001193125-15-118105).

Should you have any questions, please feel free to contact me at 614-469-3264.

Sincerely,

/s/ Emily M. Little

Emily M. Little